Exhibit 21.1

SUBSIDIARIES OF ADAPTIVE REAL ESTATE INCOME TRUST, INC.

Subsidiary	State of Incorporation

AREIT, Inc.	Delaware

AREIT Statutory Trust	Maryland

Adaptive Real Estate Income Trust OP LP(1)	Texas

AREIT Multifamily Acquisitions, LLC(1)	Delaware

AREIT Office Acquisitions, LLC(1)	Delaware

AREIT Industrial Acquisitions, LLC(1)	Delaware

AREIT Retail Acquisitions, LLC(1)	Delaware

(1) Indirect subsidiary of the Registrant.